Alston&Bird LLP
90 Park Avenue
New York, New York 10016

212-210-9400
Fax: 212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mmcelreath@alston.com

April 26, 2006

VIA:	UPS AND EDGAR

Mr. Gregory S. Belliston
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Keryx Biopharmaceuticals, Inc. Registration Statement on Form S-3 Filed April 6, 2006 File No. 333-133051

Dear Mr. Belliston:

At the request and on behalf of our client, Keryx Biopharmaceuticals, Inc. (the “Company”), we hereby provide the following responses, via EDGAR, to the Commission’s comment letter dated April 14, 2006, relating to the Company’s Registration Statement on Form S-3 (File No. 333-133051) (the “Registration Statement”). A copy of this letter is being sent to the Commission via overnight mail.

Comment #1:

We note you have a confidential treatment request that is pending. We will need to process this request before declaring the registration statement effective. Comments on the request, if any, will be sent under separate cover.

Response to Comment #1:

Pursuant to earlier communications with you, we understand that you are currently reviewing the confidential treatment request and will provide us with comments, if any, at your earliest convenience.

Comment #2:

Please explain to us how you believe it is appropriate to register this resale at this time. It appears reliance on our “PIPE” position, as described in section 3S(b) of the March 1999 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, which is available at http://www.sec.gov/interps/telephone/phonesupplement1.htm, may be inappropriate. We note AusAm Biotechnologies does not appear to be at market risk because the number of shares that will ultimately be issued to them is dependent on market price.

One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-881-7777	Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

Response to Comment #2:

The Company believes that it has appropriately relied on section 3S(b) of the March 1999 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Section 3S(b)”) due to the structure of the Asset Purchase Agreement, dated February 6, 2006 (the “Agreement”) between (amongst others) AusAm, as Seller, and Accumin Diagnostics, Inc. as Purchaser (“Accumin”). For your reference, the Agreement is attached hereto as Exhibit A. Under the Agreement, AusAm Biotechnologies, Inc. (“AusAm”) is exposed to market risk prior to the time the number of shares to be issued is determined since there is a limit on the maximum number of shares AusAm can acquire. Furthermore, the purchase price is set and the number of shares AusAm will acquire will be determined prior to the effective time of the Registration Statement.

Section 3S(b) lays out two sets of requirements for such a resale of common stock. First, it is required that “the investor is at market risk at the time of filing of the resale registration statement.”

Second, Section 3S(b) further requires that the investor “must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.” This language imparts two sub-requirements. First, there must be an irrevocable obligation for the investor to buy a set amount of securities at a set price; and second, that the price must not be based on the market price of the securities at the time of effectiveness or any time thereafter.

In this case, the Agreement meets the requirements of Section 3S(b). Under Section 2.1 of the Agreement, AusAm has sold certain of its assets to the Company in return for stock in the Company to be calculated as follows:

A number of unregistered shares of [the Company’s Common Stock], $.001 par value, equal to the lower of (A) 300,000 and (B) the quotient of (x) $3,570,000 divided by (y) the Fair Market Value of one share of [the Company’s Common Stock] as of the date that the Registration Statement is declared effective by the Securities and Exchange Commission.

“Fair Market Value” means, as to [the Company’s Common Stock], (i) the average closing bid price of [the Company’s Common Stock] as quoted on NASDAQ over a period of 20 consecutive trading days the latest of which shall be the trading day immediately preceding the date as of which “Fair Market Value” is being determined.

With regard to the first requirement, the terms of the Agreement expose AusAm to market risk prior to the determination of the number of shares to be issued because there is a cap on the number of shares to be issued to AusAm as well as a cap on the value of the shares AusAm can acquire. In no case is AusAm in a position to acquire more than 300,000 shares of the Company’s common stock nor can it acquire an amount of shares valued at more than $3,570,000. In this manner, AusAm stands to suffer an economic loss if the Fair Market Value of the Company’s common stock drops to an amount where 300,000 shares would be valued at less than $3,570,000.

With regard to the second set of requirements of Section 3S(b), the Agreement contemplates that the purchase price and the amount of shares acquired by AusAm have been determined at the time the filing becomes effective. The definition of Fair Market Value indicates that the amount of shares transferred will be determined based on the average closing price for the 20 consecutive days immediately prior to the date of effectiveness. For example, if the registration statement were to become effective on May 22, the amount of shares acquired would be based on the average stock price from May 2 to May 21. On this hypothetical example, as of May 21, the purchase price will already be determined and fixed at $3,570,000 unless this amount leads to an issuance of more than 300,000 shares of Keryx’s common stock, at which time the number of shares issued will be adjusted accordingly.

Therefore, based on the above discussed conclusions that (1) AusAm is subject to market risk as a result of the limit on the number of shares that can be issued and (2) the amount of shares to be issued will be determined prior to the effective date of Registration Statement, the Company respectfully submits that it has appropriately relied on Section 3S(b) to register this PIPE resale.

*  *  *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-3; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form S-3; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely, /s/ Mark F. McElreath Mark F. McElreath

cc:	Jeffrey P. Riedler, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission
Michael S. Weiss, Chief Executive Officer
Ronald C. Renaud Jr., Senior Vice President, Chief Financial Officer

Enclosures

EXHIBIT A

EXECUTION COPY

ASSET PURCHASE AGREEMENT dated as of February 6, 2006 among AusAm Biotechnologies, Inc., a Delaware corporation (“Seller”), Keryx Biopharmaceuticals, Inc., a Delaware corporation, (“Parent”), Accumin Diagnostics, Inc., a Delaware corporation (“Purchaser”), and, solely for purposes of Sections 10.4 and 10.10, Trident Growth Fund, L.P. (“Trident”), Northshore Asset Management, LLC ("NSAM") and Dr. Wayne Comper (“Comper”).

W I T N E S S E T H:

WHEREAS, Seller is about to file a voluntary petition (the “Bankruptcy Petition”) for relief under Chapter 11 of the United States Code, 11 U.S.C. Sections 101, et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Court”); and

WHEREAS, subject to the approval of the Court, Seller desires to sell to Purchaser, and Purchaser wishes to purchase from Seller, the Assets, hereinafter defined, excluding the Excluded Assets, hereinafter defined, all upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, (a) Trident and Comper are willing to consent to (i) the transactions contemplated by this Agreement and (ii) the granting to Purchaser of a super-priority lien pursuant to Section 364 of the Bankruptcy Code to secure all amounts advanced by Purchaser pursuant to the Debtor-in-Possession Credit Agreement dated as of the date hereof among Purchaser, Parent and Seller (the “DIP Financing Agreement”) and (b) NSAM is willing to consent to (i) the transactions contemplated by this Agreement and (ii) the granting of such lien to Purchaser, subject to the receipt of an order (the "NSAM Order") of the United States District Court for the Southern District of New York in that certain action captioned Securities and Exchange Commission v. North Shore Asset Management, LLC, et al., 05-CV-2192 approving NSAM's consent to the granting of such lien;

WHEREAS, each of James McCullough, Greg Richard and Dr. Wayne Comper is entering into an employment agreement with Purchaser simultaneously with the execution of this Agreement, the effectiveness of which is contingent upon the completion of the Closing; and

WHEREAS, certain terms used in this Agreement are defined in Article X hereof;

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE ASSETS

Section 1.1 Assets. At the Closing, and pursuant to Sections 363 and 365 of the Bankruptcy Code and the Approval Order (hereinafter defined), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all right, title and interest of Seller in and to all properties, assets and rights of every nature, kind and description, tangible and intangible (including goodwill), whether accrued, contingent or otherwise, that are used or held for use in the Business other than the Excluded Assets (collectively, the “Assets”), including without limitation the following Assets:

(a) all of Seller’s right, title and interest in and to the property of Seller listed on Schedule 1.1(a);

(b) all of Seller’s right, title and interest in and to the Contracts listed on Schedule 1.1(b) as the same may be amended at Purchaser’s option at any time prior to the Closing Date to exclude any such contract (other than the Monash License) as to which there is a cure amount or include (i) any customer Contracts existing as of the date hereof, (ii) Seller’s existing contracts with any or all of Groningen University, the National Kidney Foundation, Waters Corporation, the Institute for Bioanalytics and the International Society of Nephrology and/or (iii) except to the extent related solely to the Excluded Assets, any Contracts of Seller that are not listed in Section 3.7 of the Seller Disclosure Schedule (the “Included Contracts”);

(c) all rights in Intellectual Property now in existence or under development and used or to be used in the Business, including all licenses and rights to use or practice such Intellectual Property, and all goodwill represented thereby and pertaining thereto, except for any Intellectual Property and goodwill relating exclusively to the anti-viral research program conducted by Seller (the “Anti-Viral Program”);

(d) all Books and Records (other than Books and Records relating exclusively to the Excluded Assets);

(e) all electronic and hard copy records, correspondence, images and other information relating to client contacts, business development and all promotional and other material and information regarding Seller’s existing and prospective customer base relating to the Business; and

(f) all causes of action, lawsuits, claims, and demands of any nature available to or being pursued by Seller other than those described in Sections 1.2(p), (q) and (r).

Section 1.2 Excluded Assets. Seller shall retain Seller’s right, title and interest in and to the following assets (collectively, the “Excluded Assets”):

(a) Contracts other than Included Contracts; including, without limitation, contracts relating solely to the Anti-Viral Program;

(b) rights in Intellectual Property relating exclusively to the Anti-Viral Program, as listed on Schedule 1.2(b), and all goodwill represented thereby and pertaining thereto;

(c) Books and Records relating exclusively to the Anti-Viral Program;

(d) Employee Benefit Plans;

(e) all rights of Seller under this Agreement and the other Transaction Documents;

(f) the assets, if any, listed on Schedule 1.2(f);

(g) minute books, stock records and corporate seals;

(h) personnel records and other records that Seller is required by Law to retain in its possession;

(i) shares of capital stock of Seller held in treasury;

(j) insurance policies, settlements, claims and rights under or with respect to, and the proceeds of, insurance policies;

(k) any and all income tax returns of Seller and related workpapers used to prepare the same for periods ending on or prior to the Closing Date;

(l) claims for refund of taxes and other governmental charges of whatever nature;

(m) cash, cash equivalents and short-term investments;

(n) accounts receivable generated by the operations of the Business prior to the filing of the Bankruptcy Petition (in all cases, whether billed or unbilled), but only to the extent same do not exceed $25,000;

(o) credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items reflected in the financial statements delivered to Purchaser pursuant to Section 3.3;

(p) actions and recoveries pursuant to Chapter 5 of the Bankruptcy Code;

(q) actions and recoveries against present and former directors and officers of Seller (and any related insurance proceeds); and

(r) any other causes of action, lawsuits, claims, and demands of any nature available to or being pursued by Seller in connection with or related to the Excluded Assets.

ARTICLE II

PURCHASE PRICE AND CLOSING

Section 2.1 Purchase Price. The consideration for the Assets (the “Purchase Price”) shall consist of (i) a number of unregistered shares (the “Shares”) of the Common Stock, $.001 par value (“Parent Common Stock”), of Parent equal to the lower of (A) 300,000 and (B) the quotient of (x) $3,570,000 divided by (y) the Fair Market Value of one share of Parent Common Stock as of the date (the “Effective Date”) that the Registration Statement (as defined below) is declared effective by the Securities and Exchange Commission (the “Commission”), (ii) payment of the Monash Cure Amount and any other cure amounts payable with respect to Included Contracts and (iii) a royalty payable by Purchaser to Seller equal to 15% of the Net Sales of Purchaser attributable to Subject Products (the "Royalty"), which Royalty payments shall not exceed $16,100,000 in the aggregate. As soon as practicable following the entry of the Approval Order (as defined below), Parent shall give irrevocable instructions to the transfer agent for the Parent Common Stock (the "Transfer Agent") to issue 300,000 shares of Parent Common Stock in the name of Seller and to hold a certificate for such shares in escrow until the Effective Date pursuant to an escrow agreement in form and substance to be negotiated in good faith to be entered into among the Transfer Agent, Seller and Purchaser (the “Escrow Agreement”). On the Effective Date, if the number of Shares to which Seller is entitled pursuant to the first sentence of his Section 2.1 is less than 300,000, Purchaser will instruct the Transfer Agent to cancel the escrowed certificate and issue in lieu thereof a certificate representing the number of shares to which Seller is so entitled.

(a) Purchaser shall pay the Royalty to Seller on the 20th day of the month following the end of each calendar quarter for which the Royalty is payable (or, if such 20th day is not a business day, on the next succeeding business day) (each a “Payment Date,” and the period between any two Payment Dates, a “Payment Interval”), based upon all Net Sales in such quarter. Each payment shall be accompanied by a statement, certified by Purchaser's chief financial officer, and reasonable documentation of the calculation of the Royalty paid.

(b) Upon reasonable notice and at reasonable times during regular business hours of 9 A.M. to 5 P.M. EST, on not more than two (2) occasions per year, and no later than two (2) years from the end of the calendar year in which the payment subject to audit was made, Seller shall have the right, at Seller's expense, to audit Purchaser's books and records with respect to the calculation of Net Sales and the Royalty. If such audit uncovers an underpayment to Seller, Purchaser shall promptly pay to Seller any deficiency, together with interest on the amount of the deficiency from the date the payment of the Royalty was initially due to the date of payment of the deficiency at the rate of twelve (12%) percent per annum. If the amount of a deficiency is five (5%) percent or more of the total Royalty payment, Purchaser shall in addition concurrently reimburse Seller the reasonable costs of its audit. If such audit uncovers an overpayment to Seller, the amount of such overpayment shall be credited against the next payment(s) of the Royalty coming due from Purchaser to Seller.

(c) Once Royalty payments equal to $16,100,000 have been made to Seller hereunder, Purchaser’s obligation pursuant to this Section 2.1, except for the audit obligations under and pursuant to Section 2.1(b), shall terminate.

(d) Neither Parent nor Purchaser makes any representation or guaranty to Seller or any creditor or equityholder of Seller that the Royalty, or any portion thereof, will become payable.

(e) In the event Purchaser pays a dividend or distribution to its stockholders during any Payment Interval and any portion of the royalty payment due on the Payment Date at the end of such Payment Interval cannot be made because Purchaser has insufficient funds to make such payment, then the stockholders of Purchaser, including Parent for so long as Parent remains a stockholder, shall be liable for the return and payment over to Seller of of the amounts so received by them, to the extent of their pro rata portions of such deficiency.

Section 2.2 Closing Date. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the Closing shall take place at Akerman Senterfitt LLP, 335 Madison Avenue, Suite 2600, New York, New York 10017 at 10:00 a.m. on a date within five business days after the Approval Order (as hereinafter defined) is entered. The date on which the Closing occurs is referred to herein as the “Closing Date”. At the Closing, the parties shall make the deliveries provided for in Section 2.1 and Article VII hereof. The Closing shall become effective as of 12:01 a.m. on the Closing Date.

Section 2.3 Assumption of Liabilities. Subject to the terms and conditions set forth herein, at the Closing, Purchaser shall assume and agree to pay and discharge when due solely the following liabilities and obligations of Seller (collectively, the “Assumed Liabilities”):

(a) liabilities and obligations of Seller under Included Contracts that, by the terms of such Included Contracts, arise after the Closing, relate to periods following the Closing, are to be observed, paid, discharged, or performed as the case may be, at any time after the Closing and do not relate to any breach, violation or failure to perform which occurred prior to the Closing Date;

(b) the cure amount (the “Monash Cure Amount”) under the License Agreement dated February 28, 2000 between Monash University (“Monash”) and Seller (the “Monash License”) necessary to be paid to effectuate the assignment and assumption of the Monash License for purposes of Section 365 of the Bankruptcy Code, provided that the Monash Cure Amount shall have been fixed and rescheduled in accordance with Section (a)(iv) of Article VI;

(c) any other cure amounts with respect to Included Contracts the assignment and assumption of which requires payment of a cure amount but which Purchaser does not elect to exclude from the Included Contracts pursuant to Section 1.1(b); and

(d) the liabilities and obligations of Seller, if any, listed on Schedule 2.3(c).

Section 2.4 Excluded Liabilities. Purchaser shall not be responsible for any Liabilities, obligations or commitments of Seller that are not specifically set forth in Section 2.3 (collectively, the “Excluded Liabilities”). All Excluded Liabilities shall remain the sole responsibility of and shall be retained, paid and performed solely by Seller.

Section 2.5 Transferability. Parent will file with the Commission, not later than five business days after the Closing Date, a registration statement on Form S-3 (or another form for which Parent is then eligible) covering the resale by Seller of all of the Shares (the "Registration Statement"). Parent shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as possible after the filing thereof and shall use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is two years after the Effective Date or such earlier date when all of the Shares have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act as determined by counsel to Parent pursuant to a written opinion letter to such effect, addressed and acceptable to Parent’s transfer agent (the “Effectiveness Period”). Parent shall notify Seller of the effectiveness of the Registration Statement as promptly as practicable after Parent receives notification of the effectiveness from the Commission. All fees and expenses related to the filing of the Registration Statement, other than the fees and expenses of counsel, accountants and other advisors to Seller and any discounts or commissions incurred by Seller in connection with the disposition of the Shares, shall be borne by Parent whether or not any Shares are sold pursuant to the Registration Statement.

In connection with the Registration Statement:

(a) Parent shall, at least two days prior to the filing of the Registration Statement (i) furnish to Seller copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of Seller.

(b) Parent shall (i) prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Shares for the Effectiveness Period; (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424 under the Securities Act; (iii) respond as promptly as reasonably possible, and in any event within 10 trading days, to any comments received from the Commission with respect to the Registration Statement or any amendment thereto and as promptly as reasonably possible provide Seller true and complete copies of all correspondence from and to the Commission relating to the Registration Statement; and (iv) comply in all material respects with the provisions of the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the disposition of all Shares covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by Seller set forth in the Registration Statement as so amended or in such prospectus as so supplemented.

(c) Parent shall notify Seller as promptly as reasonably possible (i)(A) when a prospectus or any prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies Parent whether there will be a "review" of the Registration Statement and whenever the Commission comments in writing on the Registration Statement; and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission for amendments or supplements to the Registration Statement or prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Shares; (iv) of the receipt by Parent of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction; and (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, prospectus or other documents so that, in the case of the Registration Statement or the prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Parent shall promptly deliver to Seller, without charge, as many copies of the prospectus or prospectuses (including each form of prospectus) and each amendment or supplement thereto as Seller may reasonably request.

(e) Parent shall use commercially reasonable efforts to register or qualify the resale of such Shares as required under applicable securities or Blue Sky laws of each State within the United States as Seller requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period; provided, that Parent shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or subject Parent to any material tax in any such jurisdiction where it is not then so subject.

(f)  Parent and Seller shall comply with all applicable rules and regulations of the Commission.

(g) Seller shall provide such information to Parent as Parent shall reasonably request for the purpose of preparing, filing and maintaining the Registration Statement and shall otherwise cooperate reasonably with Parent in all matters related thereto. Parent may require Seller to furnish to Parent such information regarding Seller, its ownership of Shares and the disposition of such Shares as Parent may from time to time reasonably request in writing and as shall be required by law in connection therewith. Seller agrees to furnish promptly to Parent all information required to be disclosed in order to make the information previously furnished to Parent by Seller not materially misleading.

(h) Seller agrees that upon receipt of any notice from Parent of the happening of any event of the kind described in Section (c)(v) above, Seller will promptly discontinue disposition of Shares pursuant to the Registration Statement until Seller’s receipt of the copies of the supplemented or amended prospectus contemplated by this section. If so directed by Parent, Seller will deliver to Parent (at Parent's expense) all copies, other than permanent file copies, in Seller's possession of the prospectus covering such Shares at the time of receipt of such notice.

(i) Parent shall cause the Shares included in such registration statement to be listed on the same principal securities exchange or interdealer quotation system on which the Parent Common Stock is then listed.

(j) (i) Parent will indemnify and hold harmless, to the fullest extent permitted by law, Seller, its officers, directors and agents, affiliates, advisors, brokers and employees, each person who controls Seller (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934 (the "Exchange Act")) and the officers, directors, agents, affiliates, advisors, brokers and employees of any such controlling person, from and against all damages, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus or form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent the same are based solely upon information with respect to such holder furnished in writing to Parent by Seller expressly for use therein; provided, however, that Parent will not be liable to Seller to the extent that any such damages arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if either (A)(i) Seller failed to send or deliver a copy of the prospectus with or prior to the delivery of written confirmation of the sale by Seller of a Share to the person asserting the claim from which such damages arise and (ii) the prospectus would have corrected such untrue statement or alleged untrue statement or such omission or alleged omission or (B) such untrue statement or alleged untrue statement or such omission or alleged omission is corrected in an amendment or supplement to the prospectus previously furnished by or on behalf of Parent with copies of the prospectus as so amended or supplemented delivered by Parent, and Seller thereafter fails to deliver such prospectus as so amended or supplemented prior to or concurrently with the sale of a Share to the person asserting the claim from which such damages arise; provided, further, however, that the indemnity agreement contained in this Section 2.5(j)(i) will not apply to amounts paid in settlement of any such damages if such settlement is effected without the consent of Parent (which consent will not be unreasonably withheld). The rights of Seller hereunder will not be exclusive of the rights of Seller under any other agreement or instrument of Seller to which Parent or any of its Affiliates is a party.

(ii) Seller will indemnify and hold harmless, to the fullest extent permitted by law, Parent and its Affiliates, the officers, directors and agents, affiliates, advisors, brokers and employees of each of them, each underwriter of securities covered by the Registration Statement, each person who controls any such Person (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents, affiliates, advisors, brokers and employees of any such underwriter or controlling person, from and against all damages, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent the same are contained in information with respect to such holder furnished in writing to Parent by Seller expressly for use therein and was relied on by Parent in the preparation thereof; provided, however, that the indemnity agreement contained in this Section 2.5(j)(ii) will not apply to amounts paid in settlement of any such damages if such settlement is effected without the consent of Seller (which consent will not be unreasonably withheld). The rights of Parent and its Affiliates hereunder will not be exclusive of the rights of Parent and its Affiliates under any other agreement or instrument of Parent or any of its Affiliates to which Seller is a party. In no event will the liability of Seller hereunder be greater in amount than the dollar amount of proceeds (net of payment of all expenses and underwriters' discounts and commissions) received by Seller upon the sale of the Shares giving rise to such indemnification obligation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser that, except as set forth in the Seller Disclosure Schedule attached hereto, the following statements are correct and complete as of the date hereof:

Section 3.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to (i) own, lease and operate its properties and to carry on its business and (ii) enter into and, subject to the entry of the Approval Order, consummate the transactions contemplated by this Agreement.

Section 3.2 Authorization and Enforceability. Seller has all requisite power and authority to execute and deliver this Agreement and, subject to the entry of the Approval Order, to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the entry of the Approval Order. Other than the Court, Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental body in order to consummate the transactions contemplated by this Agreement.

Section 3.3 Financial Condition. Seller has delivered to Purchaser certain financial statements of Seller, including a balance sheet, which financial statements fairly present in all material respects the financial condition and results of operations of Seller as of their respective dates and for the periods referred to in such financial statements, all in accordance with United States generally accepted accounting principles, except as may be noted thereon.

Section 3.4 Subsidiaries. (a) Section 3.4 of the Seller Disclosure Schedule sets forth a true and complete list of all partnerships, joint venture arrangements or other Persons in which Seller owns a direct or indirect equity interest, together with the jurisdiction of organization thereof and, to the Knowledge of Seller, each record and beneficial owner of equity interests in such partnership, joint venture or other Person.

(b) AusAm Australia Pty Ltd. (“AusAm Australia”) has never conducted any activities resulting in the creation of any intellectual property rights relating to the Business owned or assignable by AusAm Australia or any employee thereof or consultant thereto other than Comper. AusAm Australia has no material assets.

Section 3.5 Tangible Personal Property; Title; Sufficiency of Assets.

(a) Section 3.5(a) of the Seller Disclosure Schedule lists all leases of personal property (“Personal Property Leases”) to which Seller is a party. Seller has delivered or otherwise made available to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(b) Seller has good and marketable title to the Assets, free and clear of any and all Liens other than the Permitted Exceptions and the Liens described in Section 3.5(a) of the Seller Disclosure Schedule. The Assets include all assets, rights and interests reasonably required for the continued conduct of the Business by Purchaser as now being conducted by Seller.

Section 3.6 Intellectual Property.

(a) Seller owns, free and clear from all Liens (other than Permitted Exceptions and the Liens described in Section 3.5(a) of the Seller Disclosure Schedule) or otherwise possesses legally enforceable rights to use all of the Intellectual Property reasonably necessary to conduct the Business as currently conducted by Seller. The Intellectual Property owned by Seller (“Owned Intellectual Property”) and the Intellectual Property licensed to Seller comprise all of the Intellectual Property that is reasonably necessary to conduct the Business as currently conducted by Seller.

(b) Section 3.6(b)(i) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all Owned Intellectual Property for which a registration or application has been filed with a Governmental Body, including patents, trademarks, service marks and copyrights, issued by or registered with, or for which any application for issuance or registration thereof has been filed with, any Governmental Body. Section 3.6(b)(ii) of the Seller Disclosure Schedule sets forth a complete and correct list of all trademarks, service marks and other trade designations that are Owned Intellectual Property and not otherwise identified in Section 3.6(b)(i) of the Seller Disclosure Schedule. Section 3.6(b)(iii) of the Seller Disclosure Schedule also sets forth a complete and correct list of all material written licenses and arrangements (other than ordinary course licenses of commercially available software), (A) pursuant to which the use by any other Person of Intellectual Property is permitted by Seller or (B) pursuant to which the use by Seller of Intellectual Property is permitted by any other Person (collectively, the “Intellectual Property Licenses”).

(c) No valid claim for infringement, misappropriation or otherwise is assertable based on any Intellectual Property rights of third parties existing on or prior to the date hereof as a result of the continued operation of the Business as presently conducted or proposed to be conducted.

(d) To the Knowledge of Seller, no Intellectual Property that is Owned Intellectual Property or subject to any Intellectual Property License is being infringed by third parties. There is no proceeding which is pending or, to the Knowledge of Seller, threatened in writing, that challenges the rights of Seller in respect of any Owned Intellectual Property, or claims that any material default exists under any Intellectual Property License.

(e) Seller has no Liability relating to (i) the creation by Seller or an employee or independent contractor of Seller of Intellectual Property in connection with the performance of services for a customer of Seller or (ii) any failure of Seller or any such employee or independent contractor to assign rights therein to such customer.

Section 3.7 Contracts. Section 3.7 of the Seller Disclosure Schedule sets forth all of the material Contracts to which Seller is a party or by which it is bound. The Company has made available to Buyer a correct and complete copy of each agreement (or a description if unwritten) (as amended to date) listed in Section 3.7 of the Seller Disclosure Schedule.  Each Contract listed on Schedule 3.7 is legal, valid, binding, enforceable, and in full force and effect and constitutes a legal, valid, binding and enforceable obligation of Seller and to Seller's Knowledge of the other parties thereto, subject to bankruptcy, insolvency, fraudulent conveyance, moratorium and other laws affecting creditors’ rights generally and to general principles of equity, and there is no condition or circumstance as of the date of this Agreement that constitutes a material breach or default (or that, after notice or lapse of time or both, would constitute a material breach or default) by Seller or, to Seller's Knowledge, of any other party thereunder other than any breach that would arise as a result of the filing of the Bankruptcy Petition.

Section 3.8 Employee Benefits. Seller has no Employee Benefit Plans other than as disclosed in Section 3.8 of the Seller Disclosure Schedule.

Section 3.9 Litigation. Except as set forth in Section 3.9 of the Seller Disclosure Schedule, there is no suit, action, proceeding, written claim or order pending or, to the Knowledge of Seller, threatened in writing by or against Seller, or to the Knowledge of Seller, pending or threatened in writing, against any of the officers, directors, employees or independent contractors (or employees of independent contractors) of Seller with respect to their business activities on behalf of Seller, or to which Seller or, to the Knowledge of Seller, any such officer, director, employee, independent contractor or employee of an independent contractor, with respect thereto, is otherwise a party, before any court, or before any governmental department, commission, board, agency, or instrumentality. Seller is not subject to any Order of any Governmental Body.

Section 3.10 Permits. Seller has all Permits from Governmental Bodies which are required for Seller or Seller to operate its businesses as currently conducted, except where the failure to obtain such Permits would not have a material adverse effect on the operation of the Business.

Section 3.11 Relationships with Customers and Suppliers. To Seller's Knowledge, the relationships of Seller with the customers listed in Section 3.11 of the Seller Disclosure Schedule are sound and Seller has not received notice from, and has no basis for concluding with a reasonable certainty that, any of the material customers of Seller that they will materially and adversely change the manner in which they currently conduct business with Seller, including as a result of the transactions contemplated hereby.

Section 3.12 Brokers. Seller has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 3.13 Bankruptcy Filings. Seller is not aware of any legal or other prohibition, that would or could prevent it from filing the Bankruptcy Petition for relief under the Code in the Court or in any other bankruptcy court in a different jurisdiction.

Section 3.14 Private Placement. The Shares are being acquired for the Seller’s own account and not with a view to, or the intention of, any distribution in violation of the Securities Act or any applicable state securities laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that, except as set forth in the Purchaser Disclosure Schedule attached hereto, the following statements are correct and complete as of the date hereof:

Section 4.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to (i) own, lease and operate its properties and to carry on its business and (ii) enter into and consummate the transactions contemplated by this Agreement.

Section 4.2 Authorization and Enforceability. Purchaser has all requisite power and authority to execute and deliver this Agreement and, subject to the entry of the Approval Order, to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms. Other than the Court, Purchaser is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order to consummate the transactions contemplated by this Agreement.

Section 4.3 Subsidiaries. There are no partnerships, joint venture arrangements or other Persons in which Purchaser owns a direct or indirect equity interest.

Section 4.4 Litigation. Except as set forth in Section 4.4 of the Purchaser Disclosure Schedule, there is no suit, action, proceeding, investigation, claim or order pending or, to the Knowledge of Purchaser, threatened in writing by or against Purchaser, or to the Knowledge of Purchaser, pending or threatened in writing, against any of the officers, directors, employees or independent contractors (or employees of independent contractors) of Purchaser with respect to their business activities on behalf of Purchaser, or to which Purchaser or any such officer, director, employee, independent contractor or employee of an independent contractor, with respect thereto, is otherwise a party, before any court, or before any governmental department, commission, board, agency, or instrumentality; nor to the Knowledge of Purchaser is there any reasonable basis for any such action, proceeding, or investigation. Purchaser is not subject to any Order of any Governmental Body.

Section 4.5 Brokers. Purchaser has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Seller that, except as set forth in the Purchaser Disclosure Schedule attached hereto, the following statements are correct and complete as of the date hereof:

Section 5.1 Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to (i) own, lease and operate its properties and to carry on its business and (ii) enter into and consummate the transactions contemplated by this Agreement.

Section 5.2 Authorization and Enforceability. Parent has all requisite power and authority to execute and deliver this Agreement and, subject to the entry of the Approval Order, to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Agreement have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. Other than the Court and the filing of the Registration Statement with the Securities and Exchange Commission, Parent is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Body in order to consummate the transactions contemplated by this Agreement.

Section 5.3 Subsidiaries. Section 5.3 of the Purchaser Disclosure Schedule sets forth a true and complete list of all partnerships, joint venture arrangements or other Persons in which Parent owns a direct or indirect equity interest, together with the jurisdiction of organization thereof and each record and beneficial owner of equity interests in such partnership, joint venture or other Person.

Section 5.4 Shares. The Shares, when issued, will be duly authorized, validly issued, fully paid and non-assessable shares of the Parent Common stock, free and clear of all claims, charges, liens or encumbrances whatsoever and shall not be subject to the preemptive rights of any person.

Section 5.5 Capitalization. Parent's description of its authorized and issued shares of capital stock and options, warrants or other rights outstanding in its most recent 10-Q filing was true and correct as of the date of filing, and as of the date of this Agreement Parent has sufficient authorized but unissued Parent Common Stock to enable Parent to deliver the Purchase Price to Seller.

Section 5.6 Exchange Act Matters.

(a) Parent has made all filings required to be filed by it under the Exchange Act of since January 1, 2005 through the date of this Agreement (collectively, the "SEC Reports"). The SEC Reports were prepared in all material respects in accordance with the requirements of the Exchange Act. None of the SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements for the fiscal year and fiscal quarter then ended together with notes thereto contained in the SEC Reports was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly the consolidated financial position of Parent as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments).

Section 5.7 Litigation. Except as set forth in Section 5.7 of the Purchaser Disclosure Schedule, there is no suit, action, proceeding, investigation, claim or order pending or, to the Knowledge of Parent, threatened in writing by or against Parent, or to the Knowledge of Parent, pending or threatened in writing, against any of the officers, directors, employees or independent contractors (or employees of independent contractors) of Parent with respect to their business activities on behalf of Parent, or to which Parent or any such officer, director, employee, independent contractor or employee of an independent contractor, with respect thereto, is otherwise a party, before any court, or before any governmental department, commission, board, agency, or instrumentality; nor to the Knowledge of Parent is there any reasonable basis for any such action, proceeding, or investigation. Parent is not subject to any Order of any Governmental Body.

Section 5.8 Brokers. Parent has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS TO CLOSING

(a) The obligation of Parent and Purchaser to purchase the Assets and take the other actions required to be taken by them on the Closing Date are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any or all of which may be waived by Parent and Purchaser in whole or in part to the extent permitted by applicable Law):

(i) the Court shall have entered an order in substantially the form of Exhibit A, with such modifications as to which Seller, Purchaser, Trident and NSAM may consent, such consents not to be unreasonably withheld, authorizing and approving the sale to Purchaser of the Assets in accordance with this Agreement and Sections 363(b) and (f) and 365 of the Bankruptcy Code (the “Approval Order”);

(ii) all representations and warranties of Seller contained herein shall be true and correct in all material respects on and as of the Closing Date, except to the extent that the facts or circumstances giving rise, in whole or in part, to the failure of such representations and warranties to be true and correct, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on the Business (and for this purpose any qualifications of any such representations and warranties to materiality shall be disregarded);

(iii) all covenants of Seller contained herein shall have been complied with in all material respects as of the Closing Date;

(iv) the Monash Cure Amount shall have been determined to be no greater than $275,000 and Monash shall have consented to the payment of such amount by Purchaser in accordance with a schedule no less favorable than that set forth in Schedule 6(a)(iii);

(v) the DIP Loan Agreement between Parent or Purchaser, on the one hand, and Seller, on the other hand, which shall among other things, enable Purchaser to lend to Seller up to $425,000, shall have been approved;

(vi) the NSAM Order shall have become a Final Order;

(vii) Purchaser shall have received the Seller's deliveries set forth in Section 7.1; and

(viii) a certificate for the Shares shall have been delivered into escrow pursuant to the Escrow Agreement.

(b) The obligation of Seller to sell the Assets and take the other actions required to be taken by Seller on the Closing Date are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):

(i) the Court shall have entered the Approval Order;

(ii) all representations and warranties of Parent and Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date (except for any representations or warranties containing materiality qualifications, which shall be true and correct on and as of the Closing Date)

(iii) all covenants of Parent and Purchaser contained herein shall have been complied with in all material respects as of the Closing Date;

(iv) Seller shall have received the Purchaser's deliveries set forth in Section 7.2 and Parent's deliveries set forth in Section 7.3; and

(v) a certificate for the Shares shall have been delivered into escrow pursuant to the Escrow Agreement.

(c) The obligations of Parent, Purchaser and Seller to take the actions required to be taken by such parties on the Closing Date are subject to the execution by Parent, Seller and the Transfer Agent at or prior to the Closing of the Escrow Agreement, which shall be in form and substance reasonably satisfactory to Parent and Seller.

ARTICLE VII

DOCUMENTS TO BE DELIVERED

Section 7.1 Seller's Deliveries. At the Closing, Seller shall deliver to Purchaser:

(a) a bill of sale, assignment and assumption agreement in the form of Exhibit B (the “Bill of Sale”) duly executed by Seller;

(b) separate assignments, in the form of Exhibit C, of all Owned Intellectual Property included in the Assets, in recordable form where appropriate;

(c) an amendment to the consent and estoppel letter of Monash dated December 22, 2005 in the form of Exhibit D; and

(d) the Escrow Agreement duly executed by Seller.

Section 7.2 Purchaser's Deliveries. At the Closing, Purchaser shall deliver to Seller:

(a) the Bill of Sale duly executed by Purchaser; and

(b) the Escrow Agreement duly executed by Purchaser.

Section 7.3 Parent's Deliveries. Parent shall deliver to the Transfer Agent the instructions provided for in Section 2.1.

ARTICLE VIII

COVENANTS

Section 8.1 Further Assurances. In the event that any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, subject to Seller's rights and obligations as a debtor under the Bankruptcy Code. Furthermore, each of the parties agrees to use commercially reasonable efforts to cause the Bidding Procedures Order (as defined below) in the form attached hereto to be entered by the Court at the earliest practicable date. Seller shall continue to permit Purchaser and its accountants, counsel and other representatives reasonable access during normal business hours to its properties, books, contracts, commitments and records.

Section 8.2 Customer and Other Business Relationships. Prior to Closing, Seller shall use its commercially reasonable efforts to maintain its existing business and customer relationships, including relationships with lessors, employees, regulatory authorities, licensors, customers, suppliers and others.

Section 8.3 Additional Filings. On the commencement date of the Seller's bankruptcy case, Seller shall file a motion(s) with the Court seeking approval of the DIP Financing Order (as hereinafter defined) and the Bidding Procedures Order (as hereinafter defined).

Section 8.4 Confidentiality. From and after the date hereof, each of the parties will, and will cause its Affiliates to, hold in strict confidence, and will not, and will cause its Affiliates not to, disclose to any third party or use for any purpose, any and all information with respect to the Business, provided that (a) this restriction shall not prevent Seller from disclosing any information relating to the Business to a prospective competing bidder in accordance with a reasonable confidentiality agreement recognizing competing bidders as third party beneficiaries thereof and (b) this restriction shall terminate (i) as to Seller if this Agreement is terminated or if the Closing does not occur for any reason on or prior to May 1, 2006 (the "Drop Dead Date") and (ii) as to Purchaser if the Acquisition is consummated. Further, each of the parties may, and may permit its Affiliates to, disclose such information (i) if compelled to disclose the same by judicial or administrative process or by other requirements of Law, including without limitation any affirmative obligation to make disclosures to proposed bidders in Seller's bankruptcy case, (but subject to the following provisions of this Section), (ii) if the same hereafter is in the public domain through no fault of any party or (iii) if the same is later acquired by such party from another source that, to the Knowledge of such party, is not under an obligation to another Person to keep such information confidential. If any party or any of its Affiliates is requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any such information, such party shall provide the other party with prompt written notice of any such request or requirement so that the other party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section. If, in the absence of a protective order or other remedy or the receipt of a waiver by the non-disclosing party, the party that is being required to disclose the information, nonetheless, based on the written advice of outside counsel, is required to disclose such information to any tribunal or governmental authority or in accordance with applicable Law, the party that is being required to disclose the information, without liability hereunder, may disclose that portion of such information which such counsel advises such party it is legally required to disclose. Both parties acknowledge and agree that money damages would not be an adequate remedy for any breach of its agreements contained in this Section 8.4 and that in addition to any other remedies available to the other party, the other party shall be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of this Section 8.4.

Section 8.5 Survival of Representations; Post-Closing Remedies.

(a) The representations and warranties of Seller in Section 3.6 shall survive with respect to any breach thereof of which Seller has Knowledge as of the Closing until the expiration of the applicable statute of limitations and with respect to any other breach of Section 3.6 until the third anniversary of the Closing Date. The remaining representations and warranties contained in this Agreement shall survive for a period of one year from the Closing Date.

(b) The sole post-Closing remedy of Parent and Purchaser for any breach of the representations and warranties of Seller in this Agreement shall be the right to set off against any Royalty damages attributable to such breach. Such right of set-off shall be subject to the following limitations:

(i) if the set-off relates to a breach of the representations and warranties of Seller other than those contained in Section 3.6, no set-off may be asserted until the aggregate damages from all such breaches total $25,000, after which set-off may be asserted for all amounts in excess of $25,000, provided that in no event may Purchaser’s aggregate set-off pursuant to this clause (i) exceed $500,000 in the aggregate, and such set-off shall reduce dollar-for-dollar the $16,100,000 Royalty cap contained in Section 2.1(c);

(ii) if the set-off relates to a breach of the representations and warranties of Seller in Section 3.6 of which Seller has no Knowledge as of the Closing, then Purchaser shall be entitled to set-off 50% of all damages attributable to such breach, including without limitation amounts paid to third parties to resolve infringement claims asserted against Purchaser, but such set-off shall not reduce the $16,100,000 Royalty cap contained in Section 2.1(c).

(iii) if the set-off relates to a breach of the representations and warranties of Seller in Section 3.6 of which Seller has Knowledge as of the Closing, no limitations shall apply, and such set-off shall reduce dollar-for-dollar the $16,100,000 Royalty cap contained in Section 2.1(c).

(c) If Parent or Purchaser asserts any right of set-off under this Section 8.5, any party hereto may require such right of set-off to be adjudicated on an expedited basis in accordance with the JAMS rules for self-administered arbitration. To the extent any right of set-off is timely exercised in respect of a breach of representations and warranties, such right of set-off shall continue for so long as damages in respect of such breach continue to be incurred.

Section 8.6 Post-Closing Cooperation. (a) Upon prior notice and during normal business hours, Seller shall provide Parent with access to all books and records of Seller, use reasonable efforts to make available to Parent its personnel and advisors, and make information concerning Seller available to Parent on a timely basis, all at the sole expense of Parent, in order to permit Parent to complete an audit of Seller to the extent reasonably deemed necessary by Parent.

(b) Purchaser shall permit Messrs. McCullough and Richard and Dr. Comper to assist Purchaser in the continued development of the Anti-Viral Program provided that such activities do not materially impact the performance of their employment obligations to Purchaser.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement shall terminate automatically without further act of any party if Seller has not filed the Bankruptcy Petition, including all schedules required by the Bankruptcy Code to be filed therewith, prior to the close of business on the first business day following the execution and delivery of this Agreement by Purchaser and Parent. This Agreement may be terminated at any time prior to the Closing Date:

(i) by mutual written agreement of Purchaser and Seller;

(ii) by either Purchaser or Seller (provided that neither the terminating party nor any of its Affiliates is then in material breach of any representation, warranty, covenant, or other agreement contained in the Transaction Documents) by written notice to the other in the event of a breach by the other or a party Affiliated with the other of any representation or warranty contained in this Agreement or another of the Transaction Documents which breach, if not cured, will, in the case of a breach by Seller, prevent the satisfaction of the closing condition contained in Section VI(a)(ii) or, in the case of a breach by Purchaser or Parent, prevent the satisfaction of the closing condition contained in Section VI(b)(ii), and in either case cannot be cured on or prior to the Drop Dead Date;

(iii) by either Purchaser or Seller (provided that neither the terminating party nor any of its Affiliates is then in material breach of any representation, warranty, covenant, or other agreement contained in the Transaction Documents) by written notice to the other in the event of a breach by the other or a party Affiliated with the other of any covenant or agreement contained in this Agreement or another of the Transaction Documents which breach, if not cured, will, in the case of a breach by Seller, prevent the satisfaction of the closing condition contained in Section VI(a)(iii) or, in the case of a breach by Purchaser or Parent, prevent the satisfaction of the closing condition contained in Section VI(b)(iii), and in either case cannot be cured on or prior to the Drop Dead Date;

(iv) by Purchaser by written notice to Seller if an order in the form of Exhibit E, with such modifications as to which Seller and Purchaser may consent, such consents not to be unreasonably withheld (except that Seller's right of consent may be exercised in its sole discretion with respect to the approved amount of the debtor in possession ("DIP") financing to be advanced by Purchaser to Seller), authorizing and approving the DIP financing (the "DIP Financing Order"), has not been entered within two weeks after the filing of the Bankruptcy Petition;

(v) by Purchaser by written notice to Seller if approval of the execution and delivery of this Agreement by NSAM has not been approved within two weeks after the filing of the Bankruptcy Petition or if such approval has not become a Final Order by the Drop Dead Date;

(vi) by Purchaser by written notice to Seller if an order in the form of Exhibit F, with such modifications as to which Seller and Purchaser may consent, such consents not to be unreasonably withheld (except that Purchaser’s right of consent may be exercised it its sole discretion with respect to the approved amount of the break-up fee, initial overbid amount and bidding increments), authorizing and approving the bidding procedures and stalking horse protections described therein (the “Bidding Procedures Order”), has not been entered within two weeks after the filing of the Bankruptcy Petition, provided that if Purchaser has not exercised its right to terminate pursuant to this Section 9.1(vi) within 5 days following the last-day of such two-week period, or any earlier date on which the Court shall have issued a bidding procedures order less favorable to Purchaser in any material respect (or, with respect to the approved amount of the break-up fee, initial overbid amount and bidding increments, any respect), than the Bidding Procedures Order, Purchaser’s right to terminate pursuant to this Section 9.1(vi) shall lapse;

(viii) by either Purchaser or Seller by written notice to the other in the event that the Closing shall not have been consummated by the Drop Dead Date; and

(ix) by Purchaser or Seller by written notice to the other if the Approval Order, with such modifications as to which Seller and Purchaser may consent, such consent not to be unreasonably withheld, has not been entered by April 25, 2005 or if Seller, as determined by Court order, has received a higher and better offer for the Assets.

Section 9.2 Effect of Termination.

(a) In the event of the termination or abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no effect, except that no such termination shall relieve a breaching party from Liability resulting from any breach by that party of this Agreement.

(b) A termination by Purchaser shall also be deemed a termination by Parent.

ARTICLE X

MISCELLANEOUS

Section 10.1 Certain Definitions.

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and in the case of any natural Person shall include all relatives and family members of such Person.

“Bankruptcy Code” has the meaning set forth in the recitals.

“Bankruptcy Petition” has the meaning set forth in the recitals.

“Books and Records” means all books and records of Seller, including manuals, price lists, mailing lists, lists of customers, sales and promotional materials, purchasing materials, documents evidencing intangible rights or obligations, personnel records, accounting records and litigation files (regardless of the media in which stored), in each case primarily used in the Business, excluding only Seller’s corporate seal, corporate minute book and stock record books.

“Business” means the business of Seller as conducted or proposed to be conducted on the date hereof and as of the Closing Date, including all business of Seller related to the development, improvement, sale and marketing of Seller's Accumin product line, excluding only the Anti-Viral Program.

“Contract” means any written contract, agreement, indenture, note, bond, loan, mortgage, license, instrument, lease, commitment or other arrangement or agreement.

“Court” has the meaning set forth in the recitals.

“Employee Benefit Plan” means any all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and any other pension plans or employee benefit agreements, arrangements, programs or payroll practices (including without limitation severance pay, other termination benefits or compensation, vacation pay, company awards, salary continuation for disability, sick leave, retirement, deferred compensation, bonus or other incentive compensation, stock purchase arrangements or policies, hospitalization, medical insurance, life insurance and scholarship programs).

“Fair Market Value” means, as to the Parent Common Stock, (i) the average closing bid price of the Parent Common Stock as quoted on NASDAQ over a period of 20 consecutive trading days the latest of which shall be the trading day immediately preceding the date as of which “Fair Market Value” is being determined.

“Final Order” shall mean, with respect to an order of any court, that all periods for the taking of any appeal therefrom or the petitioning for any review or writ of certiorari with respect thereto (or any portion thereof) shall have expired without any such appeal being taken or any such petition being filed or, if any such appeal has been taken or petition filed, that the same shall have been dismissed or otherwise resolved without modification of such order and that such order shall not be subject to any collateral attack.

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Knowledge” or words of similar effect means, with respect to Seller, the knowledge of James McCullough, Wayne Comper or Greg Richard after due inquiry; and, with respect to Purchaser and Parent, the knowledge of any executive officer of Parent after due inquiry.

“Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

“Material Adverse Effect” means any change or effect that is materially adverse to the business, properties, results of operations or condition (financial or otherwise) of Seller, except as relates solely to the Excluded Assets, or to the ability of Purchaser to conduct the Business after the Closing Date as the Business is being conducted or proposed to be conducted as of the date hereof, provided that the filing of the Bankruptcy Petition shall not constitute a Material Adverse Effect.

“Net Sales” means the amount actually collected by Purchaser and/or any Affiliate of Purchaser in connection with sales by Purchaser or an Affiliate of Purchaser (excluding any sale between entities within the Purchaser Group) of the Subject Products to any person or entity, after deduction of (i) all usual and customary trade, case and quantity credits and/or, discounts; refunds or rebates; allowances or credits for returns, collectively not to exceed 4%; (ii) sales commissions not to exceed 5%; (iii) prepaid freight, transportation insurance, sales taxes and other government charges (including value-added tax, if applicable) separately shown on invoices; and (iv) royalties actually paid to Monash University, not to exceed 5%.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

“Permitted Exceptions” means (i) statutory liens for current taxes, and assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered or Seller; (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Body, provided that such regulations have not been violated; and (iv) such other imperfections in title, charges, easements, restrictions and encumbrances which do not have a material adverse effect on the value or use of the Assets subject thereto or affected thereby.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Purchaser Group” means, collectively, Purchaser and its Affiliates.

“Subject Products” shall mean Seller’s Accumin diagnostic test configured for use (i) within a customer laboratory employing immunoassay reagents or (ii) by consumers in "dipstick" form and any variations, derivative products or successor products employing immunoassay reagents or in "dipstick" form developed and/or sold by Purchaser or Purchaser's Affiliates and/or licensees.

“Subsidiary” means, as to any Person, any other Person of which a 50% or more of the outstanding voting securities or other equity interests are owned, directly or indirectly, by such Person.

“Transaction Documents” means, with respect to any Person, this Agreement, together with any other agreements, instruments, certificates and documents executed by such Person in connection herewith or therewith.

Section 10.2 Publicity. Except as required by the rules and regulations of the Court, no party shall issue any press release or make any other public announcement relating to the subject matter of this Agreement without the prior written consent of Parent and Seller. This limitation shall cease to apply to Parent and Purchaser as of the Closing Date.

Section 10.3 Expenses. Except as otherwise provided in this Agreement, each party shall bear all costs and expenses incurred by such party in connection with the negotiation and execution of this Agreement and each other Transaction Document, whether or not the transactions contemplated hereby and thereby are consummated.

Section 10.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Purchaser, Seller, NSAM and Trident. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

Section 10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of law principles thereof, except to the extent superseded by the Bankruptcy Code.

Section 10.6 Table of Contents and Headings. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

Section 10.7 Notices. All notices and other communications that are required or may be given under this Agreement shall be in writing and signed by the party giving such notice and shall be deemed to have been duly given or made: (i) if by hand, immediately upon delivery; (ii) if by telecopier or similar electronic device, two (2) hours after sending, provided it is sent on a business day, but if not, then immediately upon the beginning of the first business day, subject to receipt of answerback; (iii) if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after scheduled delivery with confirmation of delivery by such service; and (iv) if mailed by certified mail, return receipt requested, four (4) business days after mailing. All notices, requests, and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

If to Seller, to:

645 Madison Avenue, Suite 502
New York, New York 10022
Attn: James McCullough
Telecopier: (480) 275-3134

With a copy to:

Robinson Brog Leinwand Greene Genovese & Gluck P.C.
1345 Avenue of the Americas, 31st Floor
New York, New York 10105-0143
Attn: Neil S. Goldstein, Esq.
Telecopier: (212) 956-2164

If to Parent, to:

750 Lexington Avenue, 20th Floor
New York, New York 10022
Attn: Kenneth Hoberman
Telecopier: (212) 531-5961

With a copy to:

Akerman Senterfitt LLP
335 Madison Avenue, Suite 2600
New York, New York 10017-4636
Attn: Kenneth G. Alberstadt, Esq.
Telecopier: (212) 880-8965

If to Purchaser, to:

in care of Keryx Biopharmaceuticals, Inc.
750 Lexington Avenue, 20th Floor
New York, New York 10022
Attn: Kenneth Hoberman
Telecopier: (212) 531-5951

With a copy to:

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600
New York, New York 10017-4636
Attn: Kenneth G. Alberstadt, Esq.
Telecopier: (212) 880-8965

If to Trident:

Trident Growth Fund, LP
700 Gemini, Suite 100
Houston, Texas 77058
Fax: (281) 488-5353
Attn: Larry St. Martin

with a copy to:

The Law Office of David M. Ross
4800 W. Hanover Avenue
Dallas, Texas 75209
Fax: (214) 357-0745
Attn: David M. Ross

If to NSAM:

North Shore Asset Management, L.P.
c/o Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
Attention: Arthur Steinberg, Esq.
Telecopier: (212) 836-8689

with a copy to:

Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
Attention: Mark Kingsley, Esq.
Telecopier: (212) 836-8689

If to Comper:

645 Madison Avenue, Suite 502
New York, New York 10022
Telecopier: (480) 275-3134

Section 10.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld, delayed or conditioned, and any attempted assignment without the required consents shall be void, provided that no such consent shall be required for any such assignment (i) of Parent’s rights and obligations hereunder to an Affiliate of Parent, provided that Parent remains liable therefor, (ii) of Parent’s and Purchaser’s rights hereunder as security for the obligations of Parent or any Affiliate of Parent under any credit agreement entered into with a bank or other financial institution or (iii) of Purchaser's rights and obligations hereunder in connection with a sale of the Business to a third party other than an Affiliate of Parent (whether structured as a merger, sale of stock, sale of assets or in any other manner) provided that, if the transaction is structured as a sale of assets, the purchaser assumes all of Purchaser's obligations hereunder.

Section 10.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument, and signatures by fax shall be valid as originals.

Section 10.10 Consent of Certain Parties. Trident and Comper hereby consent to (i) the transactions contemplated by this Agreement and (ii) the granting to Purchaser of a super-priority lien pursuant to Section 364 of the Bankruptcy Code to secure all amounts advanced by Purchaser pursuant to the DIP Financing Agreement. NSAM hereby consents to (i) the transactions contemplated by this Agreement and (ii) the granting of such lien to Purchaser, in each case subject to the receipt of the NSAM Order. In partial consideration for such consent, Seller agrees to provide Trident, Comper and NSAM on an ongoing basis with such information regarding Seller’s bankruptcy case and the transactions contemplated by this Agreement as any of them may reasonably request. It is the intention of the Debtor, Trident, Comper and NSAM that as soon as practicable following the effectiveness of the Registration Statement, Seller will cause (i) the sale of that number of shares necessary to pay Trident and NSAM, on account of their Liens, the sums as reflected in the Approval Order and (ii) the prompt payment of such sums to Trident and NSAM, respectively.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the year and date first above written.

AUSAM BIOTECHNOLOGIES, INC.

By /s/ James S. McCullough
Name: James S. McCullough
Title: Strategy Consultant

KERYX BIOPHARMACEUTICALS, INC.

By /s/ Michael S. Weiss
Name:
Title:

ACCUMIN DIAGNOSTICS, INC.

By /s/ Michael S. Weiss
Name:
Title:

Solely for purposes of Section 10.10:

TRIDENT GROWTH FUND, L.P.
Trident Management, LLC, its general partner

By /s/
Name:
Title:

NORTHSHORE ASSET MANAGEMENT, LLC

By /s/ Arthur Steinberg
Name:
Title: As Receiver For Nothshore Asset Management, LLC, et al.

/s/ Wayne Comper
Name: Dr. Wayne Comper

AMENDMENT TO ASSET PURCHASE AGREEMENT dated as of March 16, 2006 (the "Amendment") among AusAm Biotechnologies, Inc., a Delaware corporation (“Seller”), Keryx Biopharmaceuticals, Inc., a Delaware corporation, (“Parent”), Accumin Diagnostics, Inc., a Delaware corporation (“Purchaser”) and assented to by Trident Growth Fund, L.P. (“Trident”), Northshore Asset Management, LLC ("NSAM") and Dr. Wayne Comper (“Comper”).

W I T N E S S E T H:

WHEREAS, Seller has filed a voluntary petition (the “Bankruptcy Petition”) for relief under Chapter 11 of the United States Code, 11 U.S.C. Sections 101, et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Court”); and

WHEREAS, on or about February 6, 2006, Seller, on the one hand, and Parent, and Purchaser, on the other hand, entered into an Asset Purchase Agreement (the "Original Agreement"), under which Seller agreed to sell to Purchaser, and Purchaser agreed to purchase from Seller, the Assets as defined in and subject to the terms and conditions of the Original Agreement, which Original Agreement was assented to by Trident, NSAM and Comper; and

WHEREAS, subsequent to the filing of the Bankruptcy Petition, Seller filed a motion with the Court to approve the sale of the Assets to Purchaser or a party that submits the highest and best bid for the Assets subject to the terms and conditions contained in the original Agreement; and

WHEREAS, pursuant to an order of the Court, the deadline for submission of higher and better bids for the Assets has passed; and

WHEREAS, the Seller and Purchaser have agreed to make certain non-material modifications to the Original Agreement that do not alter the consideration being paid for, or substantial terms or conditions of, the Original Agreement; and

WHEREAS, the Seller and Purchaser intend to execute this Amendment to memorialize the non-material modifications to the Original Agreement that have been agreed to by and between them and that have been assented to by Trident, NSAM and Comper; and

WHEREAS, the Seller and Purchaser intend to have the changes agreeed to herein approved by the Court at the hearing to approve the sale of the Assets to Purchaser under the Original Agreement, as modified hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

1. Defined Terms. All defined terms used herein shall have the meanings ascribed to them in the Original Agreement unless defined in this Amendment.

2. Closing Date. Section 2.2 of the Original Agreement shall be changed to provide that the "Closing" shall occur on or before April 5, 2006. The remaining terms of Section 2.2 shall remain unchanged.

3. Registration Statement. Section 2.5 of the Original Agreement shall be changed to provide that the "Registration Statement" shall be filed with the Securities and Exchange Commission on the "Closing Date".

4. Counterparts. This Amendment may be executed in counterparts. Furthermore, execution copies of this Amendment may be transmitted by facsimile which, for purposes of this Amendment, shall be treated as originals.

5. The Institute for Bioanalytics Agreement. Schedule 1.1(b) of the Agreement shall be revised to delete the Seller's supply agreement with The Institute for Bioanalytics, LLC dated February 17, 2004.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the year and date first above written.

AUSAM BIOTECHNOLOGIES, INC.

By
Name:
Title:

KERYX BIOPHARMACEUTICALS, INC.

By
Name:
Title:

ACCUMIN DIAGNOSTICS, INC.

By
Name:
Title:

Assented to by:

TRIDENT GROWTH FUND, L.P.

By	/s/ Larry St. Martin
Name: Larry St. Martin
Title: Senior Director

NORTHSHORE ASSET MANAGEMENT, LLC

By	/s/ Arthur Steinberg
Name: Arthur Steinberg
Title: Receiver

Name: Dr. Wayne Comper